EXHIBIT 12
                                          IES UTILITIES INC.
                        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                        Year Ended December 31,
                             1991       1992       1993       1994       1995
                    (in thousands, except ratio of earnings to fixed charges)


Net income               $  47,563  $  45,291  $  67,970  $  61,210  $  59,278

Federal and state
   income taxes             23,494     20,723     37,963     37,966     41,095

      Net income before
         income taxes       71,057     66,014    105,933     99,176    100,373

Interest on long-term
  debt                      31,171     35,689     34,926     37,942     36,375

Other interest               5,595      3,939      5,243      3,630      8,085

Estimated interest
   component of rents        6,594      4,567      3,729      3,970      4,637

Fixed charges as defined    43,360     44,195     43,898     45,542     49,097

Earnings as defined      $ 114,417  $ 110,209  $ 149,831  $ 144,718  $ 149,470

Ratio of earnings to
  fixed charges
    (unaudited)               2.64       2.49       3.41       3.18       3.04


For the purposes of computation of these ratios (a) earnings have been calculated by adding fixed charges and Federal and state income taxes to net income; (b) fixed charges consist of interest (including amortization of debt expense, premium and discount) on long-term and other debt and the estimated interest component of rents.